Exhibit 99.3

Acergy S.A. c/o Acergy M.S. Limited 200 Hammersmith Road, London W6 7DL, United Kingdom T: +44 (0)20 8210 5500 F: +44 (0)20 8210 5501 www.acergy-group.com

NOTICE OF EXTRAORDINARY GENERAL MEETING

OF SHAREHOLDERS ON DECEMBER 20, 2010

The Extraordinary General Meeting of Shareholders (the “Meeting”) of Acergy S.A. (the “Company”), a Société Anonyme Holding R.C.S. Luxembourg B 43172 having its Registered Office at 412F, route d’Esch, L-2086 Luxembourg, will be held at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg, on Monday December 20, 2010 at 12.00 p.m. (local time) with the following sole agenda item:

To appoint Mr. Bob Long as an Independent Non-executive Director of the Company, to serve for an initial term commencing on and subject to Completion of the Combination and expiring at the Annual General Meeting to be held not less than 12 months after Completion.

The Meeting shall be conducted in conformity with the voting requirements of Luxembourg Company Law and the Company’s Articles of Incorporation.

The Board of Directors has determined that Shareholders of record at the close of business on November 23, 2010 will be entitled to vote at the aforesaid Meeting and any adjournments thereof.

The Company’s Board of Directors unanimously recommends that you vote in favour of the resolution to be considered at the Meeting.

Yours sincerely

Sir Peter Mason K.B.E.

Chairman

For and on behalf of the Board of Directors of Acergy S.A.

November 29, 2010

To assure your representation at the Extraordinary General Meeting you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose. The deadline for submission of votes for holders of American Depositary Shares is December 9, 2010

Registered Office
412F, route d’Esch, L-2086 Luxembourg
Société Anonyme Holding, R.C.S. Luxembourg B 43172	Page 1 of 2

and for holders of Common Shares December 13, 2010. The giving of such proxy will not affect your right to revoke such proxy or vote in person should you later decide to attend the Meeting.